Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The condensed interim consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2017. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the operating results for the full fiscal year.

Overview

We are a global provider of (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) a vendor of software services and IT outsourcing software services. Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, we offer a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for: (i) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; and (vi) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. The Clicks platform allows providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

Based on our technological capabilities, our software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 2,000 employees and operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our application development and business process integration platforms consist of:

●	Magic xpa – a proprietary application platform for developing and deploying business applications.

●	AppBuilder – a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

●	Magic xpi – a proprietary platform for application integration.

●	Magic xpc – a hybrid integration platform as a service (iPaaS).

These software solutions enable our customers to improve their business performance and return on investment by supporting cost-effective and rapid delivery integration of business applications, systems and databases. Using our products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploy them in multiple environments while leveraging existing IT resources. In addition, our software solutions are scalable and platform-agnostic, enabling our customers to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Our platforms also support the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment. In addition, we continuously evolve our platforms to include the latest technologies to meet the demands of our customers and the markets in which they operate.

We sell our platforms globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services to supplement with our products, thus aiding in the successful implementation of Magic xpa, Magic xpi, AppBuilder and Magic xpc projects, and assuring successful operation of the platforms once installed.

Our vertical packaged software solutions include:

●	Clicks – a proprietary comprehensive core software solution for medical record information management system, used in the design and management of patient-files for managed care and large-scale healthcare providers. The platform is connected to each provider’s clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

●	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

●	Hermes Solution – Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes solution is delivered on a licensed or fully hosted basis

●	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.

●	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

In addition, we provide a broad range of advanced software professional services and IT outsourcing services in the areas of infrastructure design and delivery, end-to-end application development, technology planning and implementation services, as well as outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

We have substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer all of our customers’ unique needs.

Recent Financings

In July 2018, we raised approximately $34.5 million, net of issuance expenses, in a private offering of 4,268,293 ordinary shares, to Israeli institutional investors and to our controlling shareholder, Formula Systems (1985) Ltd., at a price of $8.20 per share.

Vision and Focus Areas

Our vision of how the software industry will evolve is being driven by the change in enterprise mobility, cloud computing and Big Data. We believe that our technology and broad-based services will allow us to expand our offerings into the cloud and mobile enterprise markets with speed, scale and flexibility. We intend to remain focused on both the technology and business architectures that will enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies. We also intend to continue to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery continues. We believe that our strategy and our ability to innovate and execute will enable us to improve our competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

Key Factors Affecting our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, dependence on a limited number of core product families, selected vertical software solutions and services, competition, ability to realize benefits from business acquisitions, dependence on a key customer for a significant percentage of our revenues and changes in the mix of revenues generated by different revenue elements affect our gross margins and profitability.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances. We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

We believe that the assumptions and estimates associated with revenue recognition, business combination, Impairment of long-lived assets and intangible assets subject to amortization and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

See our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 29, 2018, for a discussion of additional critical accounting policies and estimates. Except for policy changes in accounting for revenues associated with our adoption of Topic 606 (see Note 3 “Revenue Recognition” in the Notes to Condensed Interim Consolidated Financial Statements in Item 1) and change in accounting policy regarding the presentation of the adjustment to the net income attributable to Magic Software Enterprises’ shareholders as a result of accretion of redeemable non-controlling interest, there have been no changes in our critical accounting policies as compared to what was previously disclosed in the Form 20-F for the year ended December 31, 2017.

Contractual Obligations

Our primary contractual obligations are from operating leases for office space. We also have an obligation for accrued severance pay, mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.

Explanation of Key Income Statement Items

Revenues. Revenues are derived from sales of software licenses (proprietary and non-proprietary), related professional services, maintenance and technical support and other IT professional services, which include, cloud computing and IT consulting and outsourcing services. Revenues may continue to be affected by factors including market uncertainty, which can result in cautious spending in our global markets; changes in the geopolitical environment; sales cycles; fluctuation of exchange rates; changes in the mix of direct sales and indirect sales and variations in sales channels.

Cost of Revenues. Cost of revenues for software sales consist primarily of software production costs, royalties and licenses payable to third parties, as well as amortization of capitalized and acquired software costs. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs. Cost of revenues for software sales is affected by changes in the mix of products sold; price competition; sales discounts; fluctuation of exchange rates; and increases in labor costs. Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced IT professional services, the timing of technical support service contract initiations and renewals and the timing of our strategic investments in headcount and resources to support this business.

Research and Development Expenses, Net. Research and development costs consist primarily of personnel expenses of employees engaged in on-going research and development activities, subcontracting, development tools and other related expenses. The capitalization of software development costs is applied as reductions to gross research and development costs to calculate net research and development expenses.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, third party royalties, marketing programs and campaigns, website related expenses, public relations, on-line advertising, industry analyst relations, promotional materials, travel expenses and conferences and trade shows exhibit expenses, as well as amortization of acquired customer relationships recorded as a result of business combinations.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, legal expenses, provisions for doubtful accounts, and other general and administrative corporate expenses.

Financial income (expenses), net. Net financial income (expenses) consists primarily of interest earned on cash equivalents deposits and marketable securities, bank fees and interest paid on loans received, interest expenses related to liabilities in connection with acquisitions and foreign currency translation adjustments.

Results of Operations

Revenues. Our revenues for the six months period ended June 30, 2018, increased by $13.7 million, or 11%, to $139.9 million from $126.2 million for the six months period ended June 30, 2017. The increase in revenues was attributable to all our revenue streams following increased demand for software and professional services offerings mainly in Israel and in the U.S..

Cost of Revenues. Our cost of revenues for the six months period ended June 30, 2018, increased by $8.9 million, or 10%, to $94.7 million from $85.8 million for the six months period ended June 30,2017. The increase in our cost of revenues is consistent with the increase in revenues from professional services.

Gross Margin. Our gross margin in the six months periods ended June 30, 2018 and 2017 was 32%.

Our operating expenses totaled $29.7 million and 27.8 million in the six months period ended June 30, 2018 and 2017, respectively. The increase in our operating expenses is attributable mainly to (i) an increase in our sales commission expenses which is consistent with the increase in our revenues and (ii) an increase in headcount of sales and marketing employees.

Financial Expenses, Net. We recorded net financial income of $0.4 million in the six months periods ended June 30, 2018 compared to net financial expenses of $0.8 million recorded in the six months period ended June 30, 2017. The decrease in financial expenses was mainly attributable to decrease in financial expenses related to exchange rate differences.

Taxes on Income. We recorded taxes on income of $3.4 million in the six months period ended June 30, 2018 compared to $2.8 million recorded in the six months period ended June 30, 2017. The increase in our taxes on income is in line with the increase in our operating income.

Net Income Attributable to Our Shareholders. Our net income increased from $7.8 million in the first half of 2017 to $10.3 million in the first half of 2018, primarily attributable to (i) an increase in gross profit of $4.8 million and (ii) a decrease in financial expenses of $1.3 million, which was offset by (i) an increase in operating expenses of $1.9 million, (ii) an increase in taxes on income of $0.6 million, and (iii) an increase in net income attributable to non-controlling interests of $1.0 million.

Liquidity and Capital Resources

As of June 30, 2018, we had approximately $91.9 million in cash and cash equivalents, short-term bank deposits and available-for-sale marketable securities, with net working capital of approximately $124.5 million and long term debts to banks and others of approximately $25.5 million compared to approximately $91.0 million in cash and cash equivalents, short-term bank deposits and available-for-sale marketable securities, with working capital of approximately $124.5 million and long term debts to banks and others of approximately $27.8 million, as of December 31, 2017.

Net cash provided by operating activities for the first half of 2018, was $16.1 million compared to $14.5 for the first half of 2017. Net cash provided by operations in the first half of 2018 consists primarily of $12.6 million of net income adjusted for non-cash activities, including depreciation and amortization of $6.3 million and an increase in deferred revenues of $3.8 million, offset by a decrease of $3.9 million in trade receivables, an increase of $2.2 million in other long term and short term accounts receivable and prepaid expenses and a net increase in value of loans which are denominated in NIS as a result of the devaluation of the NIS in relation to the U.S. dollar.

Net cash used in investing activities was approximately $4.1 million for the first half of 2018, compared to net cash used in investing activities of approximately $6.0 million for the first half of 2017. Net cash used in investing activities in the first half of 2018 was primarily attributable to cash paid in conjunction with acquisitions, net of acquired cash of $3.5 million and capitalized software development costs of $1.9 million, offset by proceeds from maturity and sale of marketable securities of $2.0 million.

Net cash used in financing activities was approximately $8.4 million for the first half of 2018 compared to $2.0 million of net cash provided by financing activities for the first half of 2017. Net cash used in financing activities in the first half of 2018 was primarily attributable to dividend distributions of $6.0 million, and dividends paid to redeemable non-controlling interests of $1.4 million.

Based our current operating forecast, we believe that our cash and cash equivalents (including available-for-sale marketable securities) and existing working capital, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We assume that our cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, payments of loans and the timing and amount of tax and other payments.

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